MOLSON

001

File No. 82-2954

MAY 14 2004

May 13, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04030190

SUPPL

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

5/19

SEC MAIL PROCESSING
RECEIVED
MAY 14 2004
WASH. D.C. SECTION

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
492	▪ Press Release titled "Molson Increases Quarterly Dividend"	May 5/04	003
	▪ Press Release titled "Molson Meets Revised Fiscal 2004 EBIT Target / Molson Inc. Today Announced Fiscal 2004 4th Quarter and Year-End Results"	May 5/04	004
	▪ Report Form 5 – Declaration of a Dividend filed with the TSX	May 6/04	016
	▪ Report Form 3 – Change in Officers filed with the TSX	May 12/04	018
	▪ Report Form 1 – Change in Issued and Outstanding Securities filed with the TSX for month of April 2004	May 12/04	019
	▪ Press Release titled "Molson Approves 2004 Annual and Special Meeting and Management Proxy Circular "	May 12/04	022

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson Increases Quarterly Dividend

MONTREAL, May 5 /CNW Telbec/ - Molson Inc., following the Board of Directors meeting held today in Montreal, announced an increase in its quarterly dividend paid to holders of Class "A" non-voting shares and Class "B" common shares.

The dividend increase, which represents $0.01 per quarter and sets the quarterly dividend paid to shareholders to $0.15 per quarter, is consistent with the dividend policy approved by the Board of Directors in November 2001 which is to have a dividend payout range of 25-30% of trailing net earnings.

The $0.15 quarterly dividend will be paid on July 1, 2004 to shareholders of record on June 15, 2004.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.
%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON - INVESTORS

CNW 11:18e 05-MAY-04

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson Meets Revised Fiscal 2004 EBIT Target - Year Marked by Innovation and Brand Building Initiatives

MONTREAL, May 5 /CNW Telbec/ - Molson Inc. today announced fiscal 2004 fourth quarter and year-end results for the three-month and twelve-month periods ended March 31, 2004.

HIGHLIGHTS

- Consolidated operating profit (EBIT) virtually flat at $512.2 million and EBIT in Canada up 11.6% to $537.7 million, excluding items noted below (i)
- Consolidated net earnings decreased 23.2% from $308.7 million to $237.0 million. Excluding items noted below (ii), net earnings moved up 1.8% to $282.9 million from $278.0 million
- Consolidated net earnings per share decreased 23.1% from $2.42 per share to $1.86 per share. Excluding the items below (ii), net earnings per share increased 2.3% from $2.18 per share to $2.23 per share
- Cash flow from operations before working capital and rationalization costs decreased 9.4% to $335.4 million
- Consolidated net sales revenue up 0.4% to $2.5 billion, net sales revenue in Canada up 3.2%
- Total Molson beer volume down 8.9%: volume in Canada up 0.7% and volume in Brazil down 17.5%
- Core brand market share in Canada up 0.9 share points, total market share in Canada down 0.6 share points

i) Excluding the charge for rationalization costs in fiscal 2004 of $36.3 million and in fiscal 2003 of $63.5 million and the fiscal 2003 gain on sale of 20% of Molson's Brazilian operations of $64.2 million.
ii) Excluding the after-tax charge for rationalization costs in fiscal 2004 of $38.5 million and in fiscal 2003 of $41.9 million and minority interest of $8.6 million in fiscal 2004 and $8.4 million in fiscal 2003, the fiscal 2003 gain on sale of 20% of Molson's Brazilian operations of $64.2 million and, in fiscal 2004, a $16.0 million increase in future tax liabilities due to increased income tax rates in Ontario.

FINANCIAL PERFORMANCE

For fiscal 2004, the Corporation recorded consolidated EBIT growth within the revised targets and delivered 11.6% EBIT growth in Canada through continued cost focus and production efficiencies, innovation and a moderately favourable pricing environment. Consolidated operating profit was negatively impacted by significant marketing and sales investments and by volume declines in Brazil.

"After several years of strong results, fiscal 2004 was disappointing for Molson, due principally to the volume decline in Brazil and Molson's slow response to the value brand segment in Canada," said Daniel J. O'Neill, President and CEO of Molson Inc. The focus of the last five months has been

the development of action plans required to regain momentum. Putting the plans in action is critical and takes time."

For the year ended March 31, 2004, net sales revenue increased 0.4% to $2.5 billion. Operations in Canada contributed a 3.2% revenue increase, while Brazil experienced a 10.4% decrease in net sales revenue.

Net earnings for the twelve-month period ended March 31, 2004 totalled $237.0 million compared to $308.7 million for the prior fiscal year. Fiscal 2004 earnings included a charge of $43.3 million for a plant closure in Brazil which was partially offset by a pre-tax gain of $7.0 million for a net rationalization provision of $36.3 million as well as a $16.0 million non-cash increase in income tax expense due to higher income tax rates in Ontario.

Net earnings for the past fiscal year, excluding the above-noted items and net of applicable minority interest, were $282.9 million or 1.8% higher than the $278.0 million recorded last year. Net earnings per share were $2.23 compared to $2.18 per share last year on the same basis.

Cash flow from operations before changes in working capital and rationalization costs for the year ended March 31, 2004 decreased by 9.4% to $335.4 million, compared to $370.1 million for the previous fiscal year. This change stemmed from higher funding in fiscal 2004 of the prior year's EVA bonuses as well as higher cash taxes payable due to the mix of earnings, partially offset by higher net earnings before rationalization costs. Cash used for working capital in fiscal 2004 related primarily to higher funding of both income taxes in Canada and accounts payable.

Operational Performance

CANADA

Net sales revenue increased by 3.2% to $2.1 billion in fiscal 2004, reflecting marginally higher volumes and selling prices when compared to the previous fiscal year. Operating profit grew by 11.6% to $537.7 million. This performance stemmed mainly from improved margins through favourable price increases and cost efficiencies in manufacturing, procurement and fixed overheads.

Molson beer volume in Canada grew 0.7% to 9.43 million hectolitres: growth in Quebec and British Columbia offset declines in Alberta and Ontario. Molson's continued softening in the overall premium segment, due primarily to sustained pressure from competitive value brands, had an effect on the market share performance. Core brands remained strong, gaining 0.9 share points, yet overall market share fell 0.6 share points to 43.8% for the fiscal period.

For fiscal 2004, the Québec/Atlantic region grew core brand market share by 1.4 share points and total market share moved up 0.8 points - from 43.0% to 43.8% - despite an environment where super premium and value segments came under pressure from competitive tactical and trade marketing. In Québec, core brand market share increased 1.7 share points and total market share moved from 48.8% to 49.7% for the twelve-month period.

In the Ontario/West region, challenges in two provinces led to a total market share decline of 1.4 points, from 45.2% to 43.8%. However, core brand market share increased 0.6 share points when compared to the prior year's level. The overall market share decline reflected strong competitor discount pricing, primarily in Ontario and Alberta. The Corporation has undertaken significant activity to address the softening of the Ontario/West share. Foremost among this activity has been the implementation of a new organization developed to give national focus to brands and drive more successful market development. Other activities include a national re-launch of Molson Canadian, a national launch of Molson Canadian Light and the new market entries of Molson Ultra, a lower-carb beer, and Cold Shots(TM). The revamped organization in Canada is headed by recently appointed Kevin Boyce, President and COO, North America, an experienced consumer product executive with a track record of driving organizations to achieve superior growth.

BRAZIL

Fiscal 2004 was dedicated to preparing the groundwork for future growth in Brazil. Molson invested in numerous areas within the Brazilian organization: it revamped Cervejarias Kaiser's sales capabilities, implemented sales centres in six regions, and hired, trained and equipped more than 1200 sales employees in these areas. The company invested in major research to renew the Kaiser Pilsen liquid, new advertising was developed by a newly hired agency and the company hired a new head of marketing.

"Retooling the organization is critical to capturing the potential that exists in Brazil. The continued support of the Coca-Cola bottler network and the continued dedication of the Kaiser employees are essential to unlocking this value. It has taken longer than originally planned, but the foundation for success remains," commented Daniel J. O'Neill.

Net sales revenue for the year ended March 31, 2004 declined 5.6%, from R$910.7 million to R$859.4 million, notwithstanding a volume decline of 17.5% which was partially offset by an approximate 9% climb in net selling prices. Net sales revenue, in Canadian dollars, fell 10.4% due to a 5.0% decrease in the average Brazilian real exchange rate during the fiscal year and to the volume decline.

The costs relating to the re-launch of Kaiser Pilsen and to the establishment of the sales centres, as well as the volume decline, contributed to an operating loss of $22.3 million for the twelve-month period. The declining volume trend improved in the fourth quarter: the shortfall of 7.2%, compared to 23.4% in the third quarter, represented the lowest quarterly decline of the year. More specifically in the fourth quarter, beer volume improved month over month, with March recording volume ahead of the corresponding month last year. Total market share, as reported by ACNielsen data, stood at 12.4% at the end of fiscal 2004, which was 2.2 share points below the same period last year.

UNITED STATES

Molson USA continued to focus on building the Molson Canadian brand with very positive volume growth of 26% in fiscal 2004 when compared to last year. Furthermore, Molson Canadian's volume now represents 44% of the total Molson USA portfolio, up from 36% in fiscal 2003. Molson USA opportunistically introduced Molson XXX in the latter part of fiscal 2004 at super premium pricing in select North East and Mid West markets. Overall, Molson's total volume in the United States for the year ended March 31, 2004 was up 1.4% compared to last year.

Net sales revenue grew 1.5% when measured in US dollars but declined 11.1% in Canadian dollars reflecting the strengthened Canadian dollar as measured against the US dollar. The operating loss of US$4.7 million was better than forecasted and was a US$3.4 million improvement over the previous year, due to additional volume and tighter cost control.

DIVIDEND DECLARATION

The Board of Directors declared a quarterly dividend of $0.15 per share, an increase of $0.01 or 7%, on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on July 1, 2004 to shareholders of record at the close of business on June 15, 2004.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with approximately $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest

standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

CONFERENCE CALL INVITATION

Molson will host a one-hour conference call today at 2:30 PM EDT to discuss financial results and respond to analyst and investor questions. The dial-in number is 1 800 500-6404 or (719) 457-2735 and requesting confirmation (pound sign)724487.

All other interested parties are invited either to listen in:
- by phone conference call using the same dial-in number above;
- by audio webcast of the conference call located at http://www.molson.com .

For those unable to listen to the call live, the following replay mechanisms will be available:
- a phone replay 2 hours after the call and until May 12 by dialling (719) 457-0820 and entering confirmation (pound sign)724487 when prompted;
- a webcast replay beginning 15 minutes following the conference call at http://www.molson.com

<<
MOLSON INC.

SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION

Volume

	Three months ended March 31		Years ended March 31	
(Hectolitres in millions)	2004 Estimated	2003 Actual	2004 Estimated	2003 Actual
Industry volume in Canada(i)	4.17	4.03	21.51	21.08
Molson (Canada)	1.78	1.78	9.43	9.36
Molson production for shipment to the United States	0.37	0.40	1.75	1.77
Brazil	2.30	2.48	9.85	11.94
Total Molson volume	4.45	4.66	21.03	23.07

(i) Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Molson Canada Estimated Market Share (%)

	Three months ended March 31		Years ended March 31	
	2004 Estimated	2003 Actual	2004 Estimated	2003 Actual
Including sales of imports:				
Canada	42.7	44.2	43.8	44.4
Québec/Atlantic	44.0	44.3	43.8	43.0
Ontario/West	42.1	44.2	43.8	45.2

Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Summary Financial Information by Business Unit

	Sales and Other Revenues			
(Dollars in millions)	Three months ended March 31		Years ended March 31	
	2004	2003	2004	2003
Canada	543.2	525.1	2,659.3	2,628.3
Brazil	169.9	160.5	737.9	816.0
United States	16.5	18.7	75.6	84.9
Consolidated	729.6	704.3	3,472.8	3,529.2

	Net Sales Revenue			
(Dollars in millions)	Three months ended March 31		Years ended March 31	
	2004	2003	2004	2003
Canada	421.7	400.9	2,065.6	2,001.4
Brazil	89.1	85.0	396.2	442.1
United States	14.0	15.6	63.7	71.7
Consolidated	524.8	501.5	2,525.5	2,515.2

	EBITDA			
(Dollars in millions)	Three months ended March 31		Years ended March 31	
	2004	2003	2004	2003

Canada(i)	118.3	116.2	581.3	526.4
Brazil(ii)	(19.5)	13.2	(2.9)	56.5
United States	(0.4)	(0.8)	(3.1)	(6.1)
Totals before the following:	98.4	128.6	575.3	576.8
Gain on sale of 20% of operations in Brazil	-	-	-	64.2
Provisions for rationalization	-	-	(36.3)	(63.5)
Consolidated	98.4	128.6	539.0	577.5

EBIT

(Dollars in millions)	Three months ended March 31		Years ended March 31	
	2004	2003	2004	2003
Canada(i)	108.6	107.1	537.7	481.7
Brazil(ii)	(24.5)	8.5	(22.3)	36.5
United States	(0.4)	(0.9)	(3.2)	(6.3)
Totals before the following:	83.7	114.7	512.2	511.9
Gain on sale of 20% of operations in Brazil	-	-	-	64.2
Provisions for rationalization	-	-	(36.3)	(63.5)
Consolidated	83.7	114.7	475.9	512.6

(i) Restated by $3.7 million for the year ended March 31, 2003 and $1.0 million for the quarter ended March 31, 2003, reflecting the previously disclosed stock option expense.

(ii) Results for the year ended March 31, 2003 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

Summary Financial Information

Brazil

	Three months ended March 31			
(Currency in millions)	BRL		CAD	
	2004	2003	2004	2003
Sales and Other Revenues	373.3	371.9	169.9	160.5
Net Sales Revenue	195.5	196.9	89.1	85.0
EBITDA(i)	(42.9)	31.6	(19.5)	13.2
EBIT(i)	(53.9)	20.8	(24.5)	8.5

Years ended March 31				
(Currency in millions)	BRL		CAD	
	2004	2003	2004	2003
Sales and Other Revenues	1,601.1	1,675.4	737.9	816.0
Net Sales Revenue	859.4	910.7	396.2	442.1
EBITDA(i)	(7.2)	123.3	(2.9)	56.5
EBIT(i)	(49.1)	83.2	(22.3)	36.5

(i) Results for the year ended March 31, 2004 exclude the rationalization provision of $43.3 million. Results for the year ended March 31, 2003 exclude the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.

(ii) Results for the twelve-month period ended March 31, 2003 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

United States

Three months ended March 31						
(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2004	2003	2004	2003	2004	2003
Sales and Other Revenues	24.9	24.7	32.9	37.2	16.5	18.7
Net Sales Revenue	21.2	20.7	28.0	31.2	14.0	15.6
EBITDA	(0.5)	(1.1)	(0.6)	(1.7)	(0.4)	(0.8)
EBIT	(0.5)	(1.2)	(0.6)	(1.8)	(0.4)	(0.9)

Years ended March 31						
(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2004	2003	2004	2003	2004	2003
Sales and other revenues	111.2	109.4	150.9	169.4	75.6	84.9
Net sales revenue	93.8	92.4	127.2	143.1	63.7	71.7
EBITDA	(4.5)	(7.9)	(6.1)	(12.3)	(3.1)	(6.1)
EBIT	(4.7)	(8.1)	(6.4)	(12.6)	(3.2)	(6.3)

Selected Consolidated Financial Information

Annual

Years ended March 31 (Dollars in millions, except per share amounts)	2004	2003 (restated)(i)	2002

Net sales revenue	$2,525.5	$2,515.2	$2,102.3
Earnings from continuing operations before the following:	$282.9	$278.0	$194.1
Gain on sale of 20% of operations in Brazil	-	64.2	-
Provisions for rationalization, net of tax	(38.5)	(41.9)	(33.5)
Minority interest impact on Brazil rationalization provision	8.6	8.4	-
Tax adjustments related to changes in enacted future income tax rates	(16.0)	-	15.0
Earnings from continuing operations	237.0	308.7	175.6
Earnings from discontinued operations	-	-	2.0
Net earnings	$237.0	$308.7	$177.6
Total assets	$3,930.6	$3,904.1	$4,506.3
Total long-term debt	$1,135.4	$1,220.6	$1,746.1
Less current portion	347.0	40.6	58.9
	$788.4	$1,180.0	$1,687.2
Net earnings per share from continuing operations - basic	$1.86	$2.42	$1.46
Net earnings per share from continuing operations - diluted	$1.84	$2.38	$1.43
Net earnings per share - basic	$1.86	$2.42	$1.48
Net earnings per share - diluted	$1.84	$2.38	$1.45
Dividends per share (Class "A" and "B")	$0.56	$0.42	$0.38

(i) Restated by $3.7 million reflecting the previously disclosed stock option expense. Fiscal 2002 has not been restated for the effect of stock option expense.

Quarterly

Fiscal 2004

(Dollars in millions, except per share amounts)	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Net sales revenue	$524.8	$623.3	$715.6	$661.8
Earnings before the following:	$42.2	$59.6	$96.5	$84.6
Provisions for rationalization, net of tax	-	-	-	(38.5)
Minority interest impact on Brazil rationalization provision	-	-	-	8.6
Tax adjustments related to changes in enacted future income tax rates	-	(16.0)	-	-
Net earnings	$42.2	$43.6	$96.5	$54.7
Net earnings per share - basic	$0.33	$0.34	$0.76	$0.43
Net earnings per share - diluted	$0.33	$0.34	$0.75	$0.42

Fiscal 2003

(Dollars in millions, except per share amounts)	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002
Net sales revenue	$501.5	$641.3	$685.6	$686.8
Earnings before the following:(i)	$59.6	$66.1	$82.3	$70.0
Gain on sale of 20% of operations in Brazil	-	-	-	64.2
Provisions for rationalization, net of tax	-	-	-	(41.9)
Minority interest impact on Brazil rationalization provision	-	-	-	8.4
Net earnings	$59.6	$66.1	$82.3	$100.7
Net earnings per share - basic	$0.47	$0.52	$0.65	$0.79
Net earnings per share - diluted	$0.46	$0.51	$0.64	$0.77

(i) Restated by $0.8 million, $1.0 million, $0.9 million and $1.0 million in each of Q1, Q2, Q3 and Q4 respectively reflecting the previously disclosed stock option expense.

MOLSON INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(Dollars in millions, except share and per share amounts)	Three months ended March 31 2004	2003 (Restated)	Years ended March 31 2004	2003 (Restated)
Sales and other revenues	$729.6	$704.3	$3,472.8	$3,529.2
Brewing excise and sales taxes	204.8	202.8	947.3	1,014.0
Net sales revenue	524.8	501.5	2,525.5	2,515.2
Costs and expenses				
Cost of sales, selling and administrative costs	426.4	372.9	1,950.2	1,938.4
Gain on sale of 20% of operations in Brazil	-	-	-	(64.2)
Provisions for rationalization	-	-	36.3	63.5
	426.4	372.9	1,986.5	1,937.7
Earnings before interest, income taxes and amortization	98.4	128.6	539.0	577.5
Amortization of capital assets	14.7	13.9	63.1	64.9
Earnings before interest and income taxes	83.7	114.7	475.9	512.6
Net interest expense	21.5	25.8	91.5	95.4

Earnings before income taxes	62.2	88.9	384.4	417.2
Income tax expense	27.4	29.2	166.5	115.0
Earnings before minority interest	34.8	59.7	217.9	302.2
Minority interest	7.4	(0.1)	19.1	6.5
Net earnings	$42.2	$59.6	$237.0	$308.7
Net earnings per share				
Basic	$0.33	$0.47	$1.86	$2.42
Diluted	$0.33	$0.46	$1.84	$2.38

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31 (Dollars in millions)	2004	2003 (Restated)
Retained earnings - beginning of year	$676.8	$460.3
Change in accounting policy	(3.7)	-
Retained earnings - beginning of year, as restated	673.1	460.3
Net earnings	237.0	308.7
Cash dividends declared	(67.8)	(51.8)
Stock dividends declared	(3.4)	(1.7)
Excess of share repurchase price over weighted-average stated capital	(20.4)	(42.4)
Retained earnings - end of year	$818.5	$673.1

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

At March 31 (Dollars in millions)	2004	2003 (Restated)
Assets		
Current assets		
Cash	$21.2	$12.2
Accounts receivable	167.3	185.3
Inventories	177.4	162.3
Prepaid expenses	64.3	64.4
	430.2	424.2
Investments and other assets	129.7	130.1
Property, plant and equipment	1,022.4	1,026.9
Intangible assets, excluding goodwill	1,558.7	1,552.5
Goodwill	789.6	770.4
	$3,930.6	$3,904.1

Liabilities		
Current liabilities		
Accounts payable and accruals	$459.8	$529.9
Provision for rationalization costs	-	14.6
Income taxes payable	29.0	77.8
Dividends payable	17.8	14.0
Future income taxes	171.8	126.6
Current portion of long-term debt	347.0	40.6
	1,025.4	803.5
Long-term debt	788.4	1,180.0
Deferred liabilities	359.1	380.5
Future income taxes	400.2	355.0
Minority interest	138.1	152.1
	2,711.2	2,871.1
Shareholders' equity		
Capital stock	732.3	719.4
Contributed surplus	8.9	3.7
Retained earnings	818.5	673.1
Unrealized translation adjustments	(340.3)	(363.2)
	1,219.4	1,033.0
	$3,930.6	$3,904.1

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31		Years ended March 31	
(Dollars in millions)	2004	2003 (Restated)	2004	2003 (Restated)
Operating activities				
Net earnings	$42.2	$59.6	$237.0	$308.7
Gain on sale of 20% of operations in Brazil	-	-	-	(64.2)
Provisions for rationalization	-	-	36.3	63.5
Amortization of capital assets	14.7	13.9	63.1	64.9
Future income taxes	15.8	(5.9)	70.3	26.2
Minority interest	(7.4)	0.1	(19.1)	(6.5)
Funding of deferred liabilities in excess of expense	(11.1)	(10.0)	(47.0)	(20.5)
Other	(2.4)	8.4	(5.2)	(2.0)
Cash provided from operations before working capital and rationalization costs	51.8	66.1	335.4	370.1
Provided from (used for) working capital	16.7	30.8	(103.8)	(51.5)
Rationalization costs	(4.1)	(4.3)	(15.2)	(36.4)

Cash provided from operating

activities	64.4	92.6	216.4	282.2
Investing activities				
Proceeds from sale of 20% of operations in Brazil	-	-	-	333.9
Additions to property, plant and equipment	(41.1)	(38.3)	(88.0)	(85.9)
Additions to investments and other assets	(1.8)	(4.6)	(7.9)	(9.1)
Proceeds from disposal of property, plant and equipment	1.4	0.6	17.5	1.1
Proceeds from disposal of investments and other assets	1.2	-	5.3	9.8
Cash provided from (used for) investing activities	(40.3)	(42.3)	(73.1)	249.8
Financing activities				
Increase in long-term debt	81.5	183.7	539.8	454.1
Reduction in long-term debt	(76.0)	(194.6)	(623.8)	(937.5)
Securitization of accounts receivable	(11.0)	(24.0)	33.0	(1.0)
Shares repurchased	-	(1.9)	(24.6)	(50.2)
Cash dividends paid	(16.7)	(13.4)	(64.4)	(49.8)
Proceeds from the exercise of stock options	2.6	1.1	14.0	5.9
Other	-	-	0.2	0.2
Cash used for financing activities	(19.6)	(49.1)	(125.8)	(578.3)
Increase (decrease) in cash from continuing operations	4.5	1.2	17.5	(46.3)
Decrease in cash from discontinued operations	(1.8)	(4.2)	(8.2)	(6.2)
Increase (decrease) in cash	2.7	(3.0)	9.3	(52.5)
Effect of exchange rate changes on cash	(0.4)	(1.1)	(0.3)	(6.3)
Cash, beginning of period	18.9	16.3	12.2	71.0
Cash, end of period	$21.2	$12.2	$21.2	$12.2

>>
%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON - INVESTORS

CNW 11:13e 05-MAY-04

Gagnon, Carole

From: Gagnon, Carole
Sent: May 6, 2004 09:11
To: 'advisoryaffairs@tsx.ca'
Subject: Declaration of a Dividend

Please see form 5 attached. Thank you.

TSE - Div Form 5 - May5-04.doc...

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 5 | **Company Name: MOLSON INC.** | **Stock Symbol: MOL.A MOL.B**

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION 05 (DD) 05 (MM) 2004 (YYYY)

Type of Security and Stock Symbol on which Dividend / Distribution declared

Class 'A' non-voting shares: **MOL.A** and Class 'B' common shares: **MOL.B**

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

Quarterly Dividend of **$0.15/share**.
Converted to U.S. funds at noon rate prevailing on Record Date.

PAYABLE DATE 01 (DD) 07 (MM) 2004 (YYYY)

RECORD DATE 15 (DD) 06 (MM) 2004 (YYYY)

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE May 5, 2004

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.

Civil Title:	Mr.	
First Name:	Kevin	
Middle Name:	T.	
Surname:	Boyce	
Date of Birth (MM/DD/YYYY):	10/01/1955	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	President & COO, North America	04/01/2004

Became officer on May 5, 2004.

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	
Last Updated:	05/12/2004 11:06:05

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.A
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	105,042,256	As at :	03/31/2004
	Effect on Issued & Outstanding Securities		
Optional Stock Dividend Plan	16,705		
Stock Option Plan (Canadian)	6,800		
Other Issuances and Cancellations	50,000		
Issued & Outstanding Closing Balance :	105,115,761		

Optional Stock Dividend Plan

Opening Reserve		**802,741**	As at :	03/31/2004
Effective Date	**Securities Listed**	**Securities Issued**		
04/01/2004		16,705		
Totals	0	16,705		
Closing Reserve:		**786,036**	As at :	04/30/2004

Stock Option Plan (*Canadian*)

Stock Options Outstanding Opening Balance:		**5,340,069**	As at :	03/31/2004	
Effective Date	**SAR**	**Options Granted**	**Options Exercised**	**Options Cancelled**	**SAR Reduction in Reserve**
04/30/2004	N		6,800	23,125	
Totals		0	6,800	23,125	0
Stock Options Outstanding Closing Balance:		**5,310,144**	As at :	04/30/2004	

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
04/30/2004	Conversion (General)	50,000

Filer's comment
Conversion of shares from MOL.B to MOL.A.

Totals		50,000

Filed on behalf of the Issuer by:

Name: Carole Gagnon
Phone: 514-590-6338
Email: carole.gagnon@molson.com

Submission Date:
Last Updated: 05/12/2004 10:18:44

020

Form 1 Submission - Change in Issued and Outstanding Securities

021

Issuer :	Molson Inc.
Symbol :	MOL.B
Reporting Period:	04/01/2004 - 04/30/2004

Summary

Issued & Outstanding Opening Balance :	22,430,676	As at :	03/31/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-50,000		
Issued & Outstanding Closing Balance :	22,380,676		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/30/2004	Conversion (General)	-50,000

Filer's comment

Conversion of shares from MOL.B to MOL.A.

Totals		-50,000

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	
Last Updated:	05/12/2004 10:09:50

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson Approves 2004 Annual Meeting and Management Proxy Circular

MONTREAL, May 12 /CNW Telbec/ - Molson Inc. today approved the Management Proxy Circular for the 2004 Annual and Special Meeting.

The Management Proxy Circular confirms a 400,000 option grant to Daniel J. O'Neill, President and Chief Executive Officer of Molson, in March 2004. The grant reflects the Board of Directors' ongoing support for Mr. O'Neill.

Molson is also proposing in the circular a reduction in the size of the Board of Directors. The new list of directors seeking election to the Board reflects the change.

Molson will be seeking shareholder approval to reduce the size of the Board of Directors from the current minimum of ten (10) and maximum of 20 members, to a minimum of eight (8) and maximum of 15 members, following an independent review of the Corporation's Corporate Governance Policies. In line with this change, Molson will be seeking shareholder approval for a ten-member Board of Directors. The individuals proposed are: Luc Beauregard, Dr. Francesco Bellini, John E. Cleghorn, Daniel W. Colson, Robert A. Ingram, Eric H. Molson, Stephen T. Molson, David P. O'Brien, Daniel J. O'Neill and H. Sanford Riley.

Five current Board members have decided not to stand for re-election: Dr. Lloyd I. Barber, Matthew W. Barrett, Donald G. Drapkin, Luiz Otavio P. Gonçalves, and R. Ian Molson.

Molson's Shareholder Meeting is scheduled for June 22, 2004 at 11:00 a.m. at the John Molson Room, 1670 Notre-Dame East, Montreal.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM

CNW 17:05e 12-MAY-04